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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*

QUEPASA.COM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74833W-10-7
(CUSIP Number)

Ron O’Connor
Great Western Land and Recreation
5115 N Scottsdale Road
Suite 101
Scottsdale, AZ 85250
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement .

CUSIP NO. 74833W-10-7

1.	NAME OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

a. Great Western Land and Recreation, Inc.                         IRS Identification No. 86-1037866
b. Jay Torok
c. William Szilagyi
d. Dennis O'Connor
e. Amortibanc Investments, L.C.                                             IRS Identification No. 48-1163421
f. Geoffrey Tracy
g. Christopher Tracy
h. Michael Rakow
i. Anne Hodgkins

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

a. Great Western Land and Recreation, Inc. - WC
b. Jay Torok – PF
c. William Szilagyi – PF
d. Dennis O'Connor – PF
e. Amortibanc Investments, L.C. – WC
f. Geoffrey Tracy – OO (gift)
g. Christopher Tracy – OO (gift)
h. Michael Rakow – PF
i. Anne Hodgkins – PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7.	SOLE VOTING POWER (number of shares) – 860,000
a. Great Western Land and Recreation, nc. – 142,000
b. Jay Torok – 50,000
c. William Szilagyi – 28,834
d. Dennis O'Connor – 3,000
e. Amortibanc Investments, L.C. – 500,000
f. Geoffrey Tracy – 25,000
g. Christopher Tracy – 25,000
h. Michael Rakow – 69,500
i. Anne Hodgkins – 16,666

NUMBER OF

SHARES
BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER (number of shares) - 860,000
a. Great Western Land and Recreation, Inc. – 142,000
b. Jay Torok – 50,000
c. William Szilagyi – 28,834
d. Dennis O'Connor – 3,000
e. Amortibanc Investments, L.C. – 500,000
f. Geoffrey Tracy – 25,000
g. Christopher Tracy – 25,000
h. Michael Rakow – 69,500
i. Anne Hodgkins – 16,666

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
a. Great Western Land and Recreation, Inc. – 142,000
b. Jay Torok – 50,000
c. William Szilagyi – 28,834
d. Dennis O'Connor – 3,000
e. Amortibanc Investments, L.C. – 500,000
f. Geoffrey Tracy – 25,000
g. Christopher Tracy – 25,000
h. Michael Rakow – 69,500
i. Anne Hodgkins – 16,666

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 5.0%
a. Great Western Land and Recreation, Inc. – 0.8%
b. Jay Torok – 0.3%
c. William Szilagyi – 0.2%
d. Dennis O'Connor – 0.0%
e. Amortibanc Investments, L.C. – 2.9%
f. Geoffrey Tracy – 0.1%
g. Christopher Tracy – 0.1%
h. Michael Rakow – 0.4%
i. Anne Hodgkins – 0.1%

14.	TYPE OF REPORTING PERSON*
a. Great Western Land and Recreation, Inc. – CO
b. Jay Torok – IN
c. William Szilagyi – IN
d. Dennis O'Connor – IN
e. Amortibanc Investments, L.C. – OO (Limited Liability Company)
f. Geoffrey Tracy – IN
g. Christopher Tracy – IN
h. Michael Rakow – IN
i. Anne Hodgkins – IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, $.001 par value per share, of Quepasa.com, Inc., a Nevada corporation. The Issuer’s principal executive offices are located at 7904 E. Chaparral Road, Suite A110 PMB #160, Scottsdale, Arizona 85250.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed by Great Western Land and Recreation, Inc. (“Great Western”), Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C. (“Amortibanc”), Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins (collectively, the “Reporting Persons”). The Reporting Persons have not entered into any written agreement but are making this single, joint filing because they have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the Issuer. Further, they are consulting with one another regarding the Issuer. The individuals completely agreed to act as set forth as of May 14, 2002. Certain of the Reporting Persons had agreed to act as set forth on March 1, 2002 and filed an initial Schedule 13D on March 8, 2002, and an amended Schedule 13D on April 2, 2002 to report the sale of 100,000 shares on “Pink Sheets” by Great Western, which reduced the Reporting Persons beneficial ownership interest below 5%. This amended Schedule 13D is being filed due to the addition of new members of the group and to report the purchase of additional shares by Great Western.

Great Western is located at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Great Western, a Delaware corporation, is an Arizona-based, privately-held real estate development company with holdings in Arizona, New Mexico and Texas. It is wholly-owned by Amortibanc. The executive officers and directors of Great Western are Jay Torok, President, Chairman and Chief Executive Officer, William Szilagyi, Senior Vice President, and Ron O’Connor, Vice President and Chief Financial Officer, each of whom is a natural person.

Jay Torok has his business address at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Mr. Torok’s principal occupation is as President, Chairman and Chief Executive Officer of Great Western. Mr. Torok is the husband of Anne Hodgkins, who is also a Reporting Person.

William Szilagyi has his business address at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Mr. Szilagyi’s principal occupation is as Senior Vice President of Great Western.

Ron O’Connor has his business address at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Mr. O’Connor’s principal occupation is as Vice President and Chief Financial Officer of Great Western.

Dennis O’Connor has his business address at 5115 N. Scottsdale Road, Suite 101, Scottsdale, Arizona 85250. Mr. O’Connor’s principal occupation is as a Vice President of Great Western.

Amortibanc is located at 300 West Douglas, Suite 900, Wichita, Kansas 67202. Amortibanc, a Kansas limited liability corporation, is a mortgage and investment banking company, and serves as the financial servicing arm of a number of the Garvey family ventures. Amortibanc is the owner of 100% of the outstanding common stock of Great Western; however Amortibanc disclaims beneficial ownership of these shares. The Willard W. Garvey Revocable Trust and the Willard W. Garvey Trust Number Thirteen are the only members of Amortibanc and thereby share beneficial ownership of these shares. Todd Connell is the attorney-in-fact for Willard W. Garvey, the trustee of the Willard W. Garvey Revocable Trust and the Willard W. Garvey Trust Number Thirteen.

Geoffrey Tracy has his business address at 1632 30th Street NW, Washington D.C. 20007. Mr. Tracy received the Issuer’s shares as a gift from his father, Dan Tracy, who is a retired business professional. Geoffrey Tracy’s principal occupation is as owner of Chef Geoff’s Restaurant, 3201 New Mexico Ave NW, Washington D.C.

Christopher Tracy has his business address at 88 Wood Pond Road, West Hartford, Connecticut 06107. Mr. Tracy received the Issuer’s shares as a gift from his father, Dan Tracy, who is a retired business professional. Christopher Tracy's principal occupation is as a teacher at Garnett Patterson School in Washington, D.C..

Michael Rakow has his business address at 205 E. Osborn Road, Phoenix, Arizona, 85012. Mr. Rako’s principal occupation is as CEO of MD Healthline, 205 E. Osborn Road, Phoenix, Arizona, 85012.

Anne Hodgkins has her business address at 7656 E Sweetwater Ave, Scottsdale, Arizona, 85260. Ms. Hodgkins’ principal occupation is as a professor of mathematics at Phoenix College, 1202 W. Thomas Road, Phoenix Arizona 85013. Ms. Hodgkins is the wife of Jay Torok, who is also a Reporting Person.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of Great Western or Amortibanc has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of Great Western or Amortibanc has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All natural persons listed in item 2 are citizens of the United States and Amortibanc is a limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

Great Western paid an aggregate of $16,070.00 from working capital for 142,000 shares of the Issuer’s common stock.

Jay Torok paid an aggregate of $4,500.00 from personal funds for 50,000 shares of the Issuer’s common stock.

William Szilagyi paid an aggregate of $5,000.00 from personal funds for 28,834 shares of the Issuer’s common stock.

Dennis O’Connor paid an aggregate of $480.00 from personal funds for 3,000 shares of the Issuer’s common stock.

Amortibanc paid an aggregate of $85,000.00 from working capital for 500,000 shares of the Issuer’s common stock.

Geoffrey Tracy received 25,000 shares of the Issuer’s common stock as a gift from his father, Dan Tracy. Dan Tracy paid an aggregate of $4,562.50 from personal funds for these shares.

Christopher Tracy received 25,000 shares of the Issuer’s common stock as a gift from his father, Dan Tracy. Dan Tracy paid an aggregate of $4,562.50 from personal funds for these shares.

Michael Rakow paid an aggregate of approximately $7,700.00 from personal funds for 69,500 shares of the Issuer’s common stock.

Anne Hodgkins paid an aggregate of $2,832.22 from personal funds for 16,666 shares of the Issuer’s common stock.

ITEM 4. PURPOSE OF TRANSACTION.

From April 25, 2002 through May 14, 2002, Great Western purchased a total of 132,000 shares of the Issuer’s stock in anticipation of a possible tender offer for up to 51% of the Issuer’s outstanding shares. On May 14, 2002, the Reporting Persons’ agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the Issuer. Should Great Western decide to move forward with a tender offer for the Issuer’s outstanding shares and should the tender offer be successful it could result in without limitation, plans or proposals such as the following: (1) the sale or transfer of assets of Issuer or any of its subsidiaries; (2) a change in the present board of directors or management of Issuer; (3) a change in the capitalization or dividend policy of Issuer; (4) a change in Issuer’s charter, bylaws or other corporate documents and instruments; (5) a class of securities of Issuer to be delisted or not traded on an exchange, system or association; (6) a corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries; (7) a joint venture, partnership or management arrangement impacting Issuer, or any of its subsidiaries and/or affiliate entities or persons; (8) other changes in Issuer’s business or corporate structure; and (9) other actions similar to any of those listed above. Each of the Reporting Persons reserves the right to engage in, without limitation, plans or proposals such as the following (1) a tender offer for up to 51% of the Issuer’s common stock; (2) dispositions of the Issuer’s securities through sales, transfers and other means of disposing of the securities; and (3) acquisitions of additional securities of Issuer.

Each of the Reporting Persons reserves the right to determine in the future whether to change the purpose or purposes described above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Great Western

(a)  Great Western may be deemed beneficially to own 142,000 shares of the Issuer’s common stock, representing in the aggregate approximately 0.8% of the outstanding shares of the Issuer’s common stock.

(b)  Great Western has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

c) The following purchases were made on “Pink Sheets”, and in private transactions on the following dates:

Shares	Date
Purchased (1)	Purchased	Purchase Price

10,000	8/14/2001	$0.13

50,000	8/17/2001	0.19

25,000	8/28/2001	0.15

10,000	9/6/2001	0.17

50,000	9/26/2001	0.19

25,000	9/26/2001	0.33

10,000	10/2/2001	0.18

50,000	10/25/2001	0.19

50,000	10/30/2001	0.18

100,000	11/5/2001	0.15

200,000	11/5/2001	0.15

25,000	11/26/2001	0.19

50,000	11/30/2001	0.15

35,000	11/30/2001	0.17

105,000	12/19/2001	0.20

95,000	12/19/2001	0.20

100,000	4/25/1992	0.09

10,000	4/30/2002	0.15

5,000	5/10/2002	0.17

12,000	5/13/2002	0.16

5,000	5/14/2002	0.16

(1)	On December 4, 2001, the Reporting Person sold 25,000 shares of the Issuer’s common stock to Geoffrey Tracy and 25,000 shares to Christopher Tracy. On December 31, 2001, the Reporting Person sold 500,000 shares of the Issuer’s common stock to Amortibanc Investments, L.C. The Reporting Person sold 100,000 shares of the Issuer’s common stock on “Pink Sheets”, in March 2002 and 230,000 shares in April 2002.

(d)  Not applicable.

(e)  Not applicable.

Jay Torok
(a)  Jay Torok may be deemed beneficially to own 50,000 shares of the Issuer’s common stock, representing in the aggregate approximately 0.3% of the outstanding shares of the Issuer’s common stock.

(b)  Jay Torok has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c)  Jay Torok purchased 50,000 shares of the Issuer’s common stock on “Pink Sheets” on April 25, 2002 at a purchase price of $0.09 per share.

(d)  Not applicable.

(e)  Not applicable.

William Szilagyi
(a)  William Szilagyi may be deemed beneficially to own 28,834 shares of the Issuer’s common stock, representing in the aggregate approximately 0.2% of the outstanding shares of the Issuer’s common stock.

(b)  William Szilagyi has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c)  William Szilagyi purchased 28,834 shares of the Issuer’s common stock from Great Western on “Pink Sheets” in April 2002 at a purchase price of $0.17 per share.

(d)  Not applicable.

(e)  Not applicable.

Dennis O’Connor
(a)  Dennis O’Connor may be deemed beneficially to own 3,000 shares of the Issuer’s common stock, representing in the aggregate approximately 0.0% of the outstanding shares of the Issuer’s common stock.

(b)  Dennis O’Connor has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c)  Dennis O’Connor purchased 3,000 shares of the Issuer’s common stock on “Pink Sheets” in January 2002 at a purchase price of $0.16 per share.

(d)  Not applicable.

(e)  Not applicable.

Amortibanc
(a)  Amortibanc may be deemed beneficially to own 500,000 shares of the Issuer’s common stock, representing in the aggregate approximately 2.9% of the outstanding shares of the Issuer’s common stock.

(b)  Amortibanc has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c)  Amortibanc purchased 500,000 shares of the Issuer’s common stock from Great Western on December 20, 2001 at a purchase price of $0.17 per share.

(d)  Not applicable.

(e)  Not applicable.

Geoffrey Tracy
(a)  Geoffrey Tracy may be deemed beneficially to own 25,000 shares of the Issuer’s common stock, representing in the aggregate approximately 0.1% of the outstanding shares of the Issuer’s common stock.

(b)  Geoffrey Tracy has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c)  Geoffrey Tracy received these shares as a gift from his father, Dan Tracy, who purchased 25,000 shares of the Issuer’s common stock from Great Western on December 4, 2001 at a purchase price of $0.18 per share.

(d)  Not applicable.

(e)  Not applicable.

Christopher Tracy
(a)  Christopher Tracy may be deemed beneficially to own 25,000 shares of the Issuer’s common stock, representing in the aggregate approximately 0.1% of the outstanding shares of the Issuer’s common stock.

(b)  Christopher Tracy has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c)  Christopher Tracy received these shares as a gift from his father, Dan Tracy, who purchased 25,000 shares of the Issuer’s common stock from Great Western on December 4, 2001 at a purchase price of $0.18 per share.

(d)  Not applicable.

(e)  Not applicable.

Michael Rakow
(a)  Michael Rakow may be deemed beneficially to own 69,500 shares of the Issuer’s common stock, representing in the aggregate approximately 0.4% of the outstanding shares of the Issuer’s common stock.

(b)  Michael Rakow has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c)  Michael Rakow purchased 69,500 shares of the Issuer’s common stock in various transactions on “Pink Sheets” during 2000 at an average purchase price of approximately $0.11 per share.

(d)  Not applicable.

(e)  Not applicable.

Anne Hodgkins
(a)  Anne Hodgkins may be deemed beneficially to own 16,666 shares of the Issuer’s common stock, representing in the aggregate approximately 0.1% of the outstanding shares of the Issuer’s common stock.

(b)  Anne Hodgkins has the sole power to vote and to dispose of all shares set forth in Item 5(a) above.

(c)  Anne Hodgkins purchased 16,666 shares of the Issuer’s common stock on “Pink Sheets” on March 25, 2002 at a purchase price of $0.17 per share.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The above Reporting Persons, Great Western, Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc, Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins have not entered into any written agreement but have verbally agreed to vote their respective shares in uniformity with one another as to any issues that may come before the stockholders of the company. Further, they are consulting with one another regarding the issuer. The individuals completely agreed to act as set forth as of May 14, 2002. Certain of the Reporting Persons had agreed to act as set forth on March 1, 2002 and filed an initial Schedule 13D on March 8, 2002, and an amended Schedule 13D on April 2, 2002 to report the sale of 100,000 shares on “Pink Sheets” by Great Western, which reduced the Reporting Persons beneficial ownership interest below 5%. This amended Schedule 13D is being filed due to the addition of new members of the group and to report the purchase of additional shares by Great Western.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement, dated May 14, 2002 among Great Western, Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc, Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2002

Great Western Land and Recreation, Inc.

	By:	/s/ Jay N. Torok

Name: Jay N. Torok Title: President, Chairman and Chief Executive Officer

EXHIBIT 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (the “Agreement”) dated as of May 14, 2002 among Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow, and Anne Hodgkins.

WITNESSETH

WHEREAS, as of the date hereof, each of Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins is filing a Schedule 13D under the Securities and Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Quepasa.com, Inc. (the “Schedule 13D”);

WHEREAS, each of Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins is individually eligible to file the Schedule 13D;

WHEREAS, each of Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1.	Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins pursuant to Rule 13d-1(k)(iii) under the Exchange Act.

2.	Each of Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.	Each of Great Western Land and Recreation, Inc., Jay Torok, William Szilagyi, Dennis O’Connor, Amortibanc Investments, L.C., Geoffrey Tracy, Christopher Tracy, Michael Rakow and Anne Hodgkins hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

Great Western Land and Recreation, Inc.

By:	/s/ Jay Torok

Name: Jay Torok Title: President, Chairman and Chief Executive Officer

Jay Torok

By:	/s/ Jay N. Torok

Name: Jay N. Torok

William Szliagyi

By:	/s/ William Szilagyi

Name: William Szilagyi

Dennis O’Connor

By:	/s/ Dennis O’Connor

Name: Dennis O’Connor

Amortibanc Investments, L.C.

By:	/s/ Todd Connell
	Name: Title:	Todd Connell Attorney-in-fact for Willard W. Garvey, the trustee of the Willard W. Garvey Revocable Trust and the Willard W. Garvey Trust Number Thirteen

Geoffrey Tracy

By:	/s/ Geoffrey Tracy

Name: Geoffrey Tracy

Christopher Tracy

By:	/s/ Christopher Tracy

Name: Christopher Tracy

Michael Rakow

By:	/s/ Michael Rakow

Name: Michael Rakow

Anne Hodgkins

By:	/s/ Anne Hodgkins

Name: Anne Hodgkins

End of Filing